UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ABAKAN INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

00258J 107

(CUSIP Number)

Robert Miller

2665 S. Bayshore Drive, Suite 450, Miami, Florida 33133

Telephone: (786) 206-5368

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 23, 2015

(Date of Event Which Requires Filing of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on  Schedule  13G  to  report  the  acquisition  that  is  the subject  of  this  Schedule  13D,  and  is  filing  this  schedule  because  of  §§240.13d-1(e),  240.13d-1(f)  or

240.13d-1(g), check the following box.☐

Note:  Schedules  filed  in  paper  format  shall  include  a  signed  original  and  five  copies  of  the  schedule,

including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The  remainder  of  this  cover  page  shall  be  filled  out  for  a  reporting  person's  initial  filing  on  this  form with  respect  to  the  subject  class  of  securities,  and  for  any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The  information  required  on  the  remainder  of  this  cover  page  shall  not  be  deemed  to  be  "filed"  for  the purpose  of  Section  18  of  the  Securities  Exchange  Act  of  1934  ("Act")  or  otherwise  subject  to  the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

CUSIP NO.  00258J 107

1.

NAMES OF REPORTING PERSONS.

Maria Camila Maz

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)☐

(b)☐

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e) ☐

6.

CITZENSHIP OR PLACE OF ORGANIZATION

United States of America

7.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

SOLE VOTING POWER

17,400,000

_____________________________________________________________________________________

_____

8.

SHARED VOTING POWER

0

9.

SOLE DISPOSITIVE POWER

17,400,000

_____________________________________________________________________________________

_____

10.

SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,100,000 (17,400,000 direct and 6,700,000 indirect) (see Item 5)

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      30.3% of the Issuer’s

outstanding shares of common stock (based on 79,501,088 shares outstanding as of January 23,

2015).

14.

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 00258J 107

1.

NAMES OF REPORTING PERSONS.

Robert Hillis Miller

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)☐

(b)☐

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e) ☐

6.

CITZENSHIP OR PLACE OF ORGANIZATION

United States of America

7.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

SOLE VOTING POWER

0

_____________________________________________________________________________________

8.

SHARED VOTING POWER

1,450,000

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

1,450,000

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,100,000 (0 direct and 24,100,000 indirect) (see Item 5)

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      30.3% of the Issuer’s

outstanding shares of common stock (based on 79,501,088 shares outstanding as of January 23,

2015).

14.

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to shares of the common stock, $0.0001 per share (the “Common Stock”), of Abakan Inc., a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 2665 S. Bayshore Drive, Suite 450, Miami, Florida 33133.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement is being filed jointly by and on behalf of each of Maria Camila Maz and Robert Hillis

Miller who are collectively referred to herein as the "Reporting Persons".

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) The residence of the Reporting Persons is: 4801 Alhambra Circle, Coral Gables, Florida, 33146.

(c) The present principal occupation of Maria Camila Maz is that of a business consultant while the principal occupation of Robert Hillis Miller is that of Chief Executive Officer and a Director of Issuer.

(d) During the last five years, the Reporting Persons have not been convicted in criminal proceedings.

(e) During the last five years, the Reporting Persons were not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and are not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 23, 2015, Maria Camila Maz gifted 20,000 shares of the Issuer’s common stock over which she sole voting and dispositive power to the Church of the Epiphany as a charitable donation.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the transaction was to gift certain securities of the Issuer to the Church of the Epiphany as a charitable donation.

The Reporting Persons have otherwise acquired shares of Common Stock of the Issuer for investment purposes.

The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects,

general economic and industry conditions, the securities markets in general and those for shares of

Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the

Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock of the Issuer or further disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

In addition, the Reporting Persons may engage in communications with one or more shareholders,

officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the

Reporting Persons of additional securities of the Issuer, or the disposition of additional securities of the

Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation,

involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the

Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer;

(e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting

Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of this Statement. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of

Item 4 of this Statement) or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons hold an aggregate of 24,100,000 shares (representing 30.3%) of the issued and outstanding common stock of the Issuer.

Maria Camila Maz has 24,100,000 shares of the Issuer (17,400,000 direct and 6,700,000 indirect)

Robert Hillis Miller has 24,100,000 shares of the Issuer (0 direct and 24,100,000 indirect)

(b) The Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of or shared power to dispose of or direct the disposition of the shares reported above in this Item 5(a).

Maria Camila Maz has the sole power to vote or direct the vote of and sole power to dispose of or direct the disposition of 17,400,000 shares (representing 21.9%) of the outstanding common stock of the Issuer.

Robert Hillis Miller has shared power to vote or direct the vote, and shared power to dispose of or direct the disposition of 1,450,000 shares (representing 1.8%) of the outstanding common stock of the Issuer.

(c) The Reporting Persons have not effected any transaction in the shares of the Issuer during the past 60 days except Maria Camila Maz’s gift of 20,000 of the Issuer’s common stock to the Church of the

Epiphany.

(d) No person other than the Reporting Persons, the trustees of The Thomas and Mario Miller Family

Irrevocable Trust and the directors of The Tarija Foundation have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this

Item 5(a).

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are married. The Thomas and Mario Miller Family Irrevocable Trust, formed on

December 1, 2009, for the benefit of Ms. Maz’s children. Mr. Miller has served as an officer and director of The Tarija Foundation since May 31, 2013 and as an officer and director of the Issuer since December

8, 2009.

The Reporting Persons, The Thomas and Mario Miller Family Irrevocable Trust and The Tarija

Foundation entered into a Shareholders Voting Agreement with UP Scientech Materials Corp. (“UP”)

pursuant to which the Reporting Persons agreed to vote in favor of the election of a UP nominee to the

Issuer’s board of directors at any shareholders meeting called for that purpose. The term of the

Shareholders Voting Agreement expires on the earliest of the expiration of a three year commitment to so vote commencing on the date a nominee of UP is appointed as a director of the Issuer and the date on which UP’s ownership of the Issuer falls below six percent on a fully diluted basis. Mr. Kevin Chen was appointed to the Issuer’s board of directors on November 13, 2014, as a nominee of UP.

Other than as reflected above, the Reporting Persons do not have any contracts, arrangements,

understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1

Joint Filing Agreement

99.2

Shareholders Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2015

Date

/s/ Maria Camila Maz

Maria Camila Maz

/s/ Robert H. Miller

Robert H. Miller

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit

Description of Exhibit

99.1

Joint Filing Agreement (furnished herewith)

99.2

Shareholders Voting Agreement (furnished herewith)